SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-6089

H&R Block Retirement Savings Plan
(Full title of the Plan)

H&R BLOCK, INC.

4400 Main Street
Kansas City, Missouri 64111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The H&R Block Retirement Savings Plan
Index

* Prepared in accordance with the filing requirements of ERISA. Other Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the H&R Block Retirement Savings Plan.:

We have audited the accompanying statement of net assets available for benefits of the H&R Block Retirement Savings Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the H&R Block Retirement Savings Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 25, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the H&R Block Retirement Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the H&R Block Retirement Savings Plan (the “Plan”) at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 27, 2003

The H&R Block Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	December 31,
	2003	2002
Assets
Cash, non-interest bearing	$—	$36,169,840
Investments, at fair value:
H&R Block, Inc. common stock fund	13,627,982	10,067,064
Mutual funds	293,114,266	190,818,149
Common collective trust	37,459,911	23,456,013
Self-directed brokerage accounts	6,721,478	4,778,244
Participant loans	7,242,971	4,264,271

Total investments	358,166,608	233,383,741
Receivables:
Employer contributions	3,854,039	1,205,778
Participant contributions	1,817,045	879,193
Dividends	984,670	171,638
Option One Mortgage Company Retirement Plus Plan transfer	—	706,478

Total receivables	6,655,754	2,963,087
Total assets	364,822,362	272,516,668

Liabilities
Due to broker for securities purchased	—	22,669,976
Accrued expenses	65,179	70,066

Net assets available for benefits	$364,757,183	$249,776,626

See accompanying notes to financial statements.

The H&R Block Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003

For the Year Ended
December 31, 2003
Additions:
Investment income:
Dividends and interest	$7,605,942
Net appreciation in fair value of investments	57,510,940
Other	38,993

65,155,875
Contributions:
Employer	27,670,537
Participant	46,348,124

74,018,661
Total additions	139,174,536
Deductions:
Distributions to participants	23,768,450
Administrative expenses	425,529

Total deductions	24,193,979

Net increase	114,980,557
Net assets available for benefits
Beginning of year	249,776,626

End of year	$364,757,183

See accompanying notes to financial statements.

The H&R Block Retirement Savings Plan

Notes to Financial Statements
December 31, 2003

1.	Description of the Plan

General

The H&R Block Retirement Savings Plan (the “Plan”) is a defined contribution plan sponsored by HRB Management, Inc. (the “Company”) for its employees and the employees of certain of its affiliates. The Plan became effective on January 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan provides for selection of an administrative committee, a plan administrator and a trustee by the Board of Directors of the Company. The administrative committee is responsible for the general administration of the plan and the interpretation of its provisions. The plan administrator is responsible for the reporting and disclosure requirements under ERISA. BNY Western Trust Company is the Plan’s trustee.

In December 2001, the Plan was amended and restated to, among other things, allow participants to make pre-tax contributions up to fifty percent of their compensation (subject to Internal Revenue Code limitations), with a discretionary employer matching contribution of up to one hundred percent of a participant’s contributions not to exceed five percent of the participant’s compensation. In addition, the amendment made vesting in any prospective employer matching contributions immediate. These amendments were effective as of January 1, 2002 for participants employed by a participating employer in the “Investment Services Line of Business,” as such term is defined by the Plan, and July 1, 2002 for all other participants. Additionally, individual brokerage accounts were added as an investment option during February 2002 for participants employed by a participating employer in the Investment Services Line of Business and as of April 1, 2002 for all other participants.

During December 2002, the Company approved a plan to merge the Option One Mortgage Corporation Retirement Plus Plan (the “Option One Plan”) into the Plan. The Option One Plan was sponsored by Option One Mortgage Corporation, an affiliate of the Company. Substantially all of the net assets of the Option One Plan were transferred to the Plan by December 31, 2002. Remaining assets totaling $706,478 were transferred in 2003 and are presented as a receivable in the statement of net assets available for benefits at December 31, 2002.

The following description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

Investment Option Change

Effective July 1, 2003, the Strong Funds, Strong Blue Chip 100 Fund was replaced with the American Funds, Growth Fund of America as an investment option of the Plan. Participant balances remaining in the Strong Blue Chip 100 Fund existing on July 1, 2003 were transferred into the Growth Fund of America.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2003

Eligibility

The timing of an employee’s eligibility for participation in the Plan depends on whether the employee is classified as a nonseasonal employee or seasonal employee. With respect to participant contributions and employer matching contributions: (a) nonseasonal employees are automatically enrolled in the Plan beginning the first day of the month following or coinciding with the date they complete 90 “Days of Service,” as such term is defined in the Plan, and (b) seasonal employees are automatically enrolled in the Plan beginning with the first participation date (January 1 or July 1) following or coinciding with the date they complete a “Year of Service,” as such term is defined in the Plan. With respect to employer profit sharing contributions, both nonseasonal and seasonal employees are eligible to participate beginning the first day of the Plan year that immediately precedes or is coincident with the date the employee completes a “Year of Service.”

Contributions

Participants may make pre-tax contributions from two to fifty percent of their compensation, subject to Internal Revenue Code limitations. The Company may make discretionary matching contributions of up to one hundred percent of a participant’s contributions, not to exceed five percent of the participant’s compensation. The Company may also elect to make discretionary profit sharing contributions, which would be allocated among participant accounts based on the participant’s eligible compensation. For the year ended December 31, 2003, the Company contributed $27,670,537 for the matching contribution. No discretionary profit sharing contributions were made during the year ended December 31, 2003.

Vesting

Participant contributions, and earnings thereon, are fully vested and nonforfeitable at all times. Beginning January 1, 2002 for participants in the Investment Services line of business, and beginning July 1, 2002 for all other participants, employer matching contributions made after such applicable effective date, and earnings thereon, are fully vested and nonforfeitable at all times.

Forfeitures

Forfeitures for the plan year are used to reduce the administrative expenses of the Plan or to reduce employer matching contributions. For the year ended December 31, 2003 the amount forfeited was $503,933. Forfeitures of $592,547 were used to pay Plan administrative expenses and reduce employer matching contributions during the year ended December 31, 2003. The forfeiture balance of $289,747 as of December 31, 2003, will be used to reduce future matching contributions.

Earnings

Earnings are allocated each day to participant accounts based upon the participant’s balance in each investment option as a percentage of the Plan’s balance in the respective investment option.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2003

Loans

Participant loans must be at least $1,000 and are limited to the lesser of $50,000 less the highest outstanding loan balance in the previous 12 months or fifty percent of the participant’s vested account balance. Interest is prime plus one percent. Loans are payable over one to five years except for loans for the purchase of a residence, which may be longer.

Distributions

Generally, distributions may not be made to a participant, or in the case of death, a participant’s beneficiary, until administratively feasible following the earliest of the participant’s death, disability, or severance from employment. Distributions are in the form of a lump sum cash payment.

Termination

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

H&R Block, Inc. Common Stock is stated at fair value as determined by the market closing price on the last business day of the plan year. Mutual funds, including those in self-directed brokerage accounts, are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Expenses

All administrative expenses incurred by the Plan are paid by the Plan, except to the extent paid by the Company. To the extent forfeitures are not used to pay administrative expenses of the Plan, such expenses are covered using participant account balances.

Payment of Benefits

Benefits are recorded when they have been approved for payment.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2003

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Investments

The Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

For the Year Ended
December 31,
2003
H&R Block, Inc. common stock fund	$4,034,599
Mutual funds, Common Collective Trust, and Self-directed brokerage accounts	53,476,341

$57,510,940

The H&R Block, Inc. Common stock fund uses “unit” accounting. As a unitized stock fund, the Common stock Fund holds primarily H&R Block, Inc. common stock and a small percentage of cash and short-term investments, while participants hold units of the fund.

Individual investments that represent five percent or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2003	2002
Legg Mason Value Trust Fund	*	$28,250,123
SEI Stable Asset Fund	37,459,911	23,456,013
Dodge & Cox Stock Fund	48,943,789	*
Vanguard Institutional Index 500	45,260,287	31,165,946
Vanguard Wellington Fund	105,774,619	72,821,444

*	Less than 5% of Plan’s assets in the applicable year.

4.	Benefits Payable

The Plan records a liability relating to the obligations for benefit payments to active employees for hardship or in-service withdrawals and terminated employees. As of December 31, 2003 and 2002, net assets available for benefits included assets and corresponding liabilities of $41,492 and $27,076, respectively, due to participants who have terminated employment with the Company.

The H&R Block Retirement Savings Plan
Notes to Financial Statements
December 31, 2003

5.	Income Tax Status of the Plan

The Plan received its latest determination letter dated November 11, 2003 in which the Internal Revenue Service stated the Plan is in compliance with the applicable requirements of the internal revenue code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Party Transactions

As of December 31, 2003 and 2002, the Plan’s investment portfolio includes an investment in the Common Stock of H&R Block, Inc., a party-in-interest to the Plan.

The Plan’s recordkeeper, RSM McGladrey (“RSM”), is an affiliate of the Company and was paid $320,175 in administrative fees and reimbursements during the year ended December 31, 2003. As of December 31, 2003, administrative fees payable to RSM totaled $14,987 and are included in accrued expenses in the Statement of Net Assets Available for Benefits.

The Plan’s custodian, H&R Block Financial Advisors, Inc., is an affiliate of the Company.

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

				(e)
	(b)	(c)		Current
(a)	Identity of Issuer or Borrower	Description of Investment	Shares Held	Value
*	H&R Block, Inc. Common Stock Fund	H&R Block, Inc. Common Stock	233,696	$12,939,748
		Cash and other assets, net	688,234	688,234

Mutual funds:				13,627,982
	AIM Family of Funds	AIM Constellation Fund Class A	144,674	3,111,936
	AIM Family of Funds	AIM Premier Equity Fund Class A	129,740	1,216,961
	AIM Family of Funds	AIM Weingarten Fund Class A	30,541	368,941
	Columbia Funds	Columbia Small Cap Fund	291,670	6,860,079
	Calamos Funds	Calamos Growth Fund	192,099	8,602,176
	Dodge & Cox Funds	Dodge & Cox Stock Fund	430,162	48,943,789
	American Funds Group	EuroPacific Growth Fund	489,726	14,794,636
	Franklin Templeton Investments	Franklin DynaTech Fund A	28,231	639,143
	Franklin Templeton Investments	Franklin Small-Mid Cap Fund	56,642	1,711,709
	American Funds Group	Growth Fund of America Class A	61,218	1,502,288
	American Funds Group	Growth Fund of America Class R5	707,627	17,379,321
	INVESCO Family of Funds	INVESCO Technology Fund	43,082	1,069,737
	American Funds Group	Investment Company of America Fund	32,965	950,721
	Lord Abbett Family of Funds	Lord Abbett Mid-Cap Value A Fund	666,545	12,551,042
	American Funds Group	New Perspective Fund	34,366	841,617
	PIMCO Funds	PIMCO Total Return Fund	1,481,284	15,864,553
	ICM Series Trust	ICM Small Company Fund	94,707	3,060,933
	Vanguard Group	Vanguard Institutional Index 500	444,687	45,260,287
	Vanguard Group	Vanguard Wellington Fund	3,671,455	105,774,619
	American Funds Group	Washington Mutual Fund	80,613	2,320,031
	The Reserve Funds	Reserve Primary Institutional Fund	289,747	289,747

				293,114,266

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

				(e)
	(b)	(c)		Current
(a)	Identity of Issuer or Borrower	Description of Investment	Shares Held	Value
Common Collective Trust:
	SEI Investments	SEI Stable Asset Fund	37,459,911	37,459,911
Self-directed brokerage accounts:
	AIM Family of Funds	AIM Basic Value Fund Class A Fund	834	24,391
	AIM Family of Funds	AIM Mid Cap Core Equity Fund	12,887	346,915
	AIM Family of Funds	AIM Global Health Care Class A Fund	2,992	78,294
	AIM Family of Funds	AIM Developing Markets Fund	5,705	63,612
	AIM Family of Funds	AIM Charter Class A Fund	10,376	123,370
	AIM Family of Funds	AIM Income Class A Fund	1,232	8,228
	AIM Family of Funds	AIM International Growth Fund Class A	8,912	145,348
	AIM Family of Funds	AIM Global Growth Fund Class A	64	1,014
	AIM Family of Funds	AIM European Growth Fund Class A	1,736	38,808
	AIM Family of Funds	AIM Asia Pacific Growth Fund Class A	5,322	68,490
	AIM Family of Funds	AIM Opportunities I Fund Class A	4,130	58,484
	AllianceBernstein Funds	AllianceBernstein American Govt Fund	1,633	12,263
	AllianceBernstein Funds	AllianceBernstein Small Cap Growth Fund	104	2,132
	AllianceBernstein Funds	Alliance Bernstein Disciplined Value Fund	1,571	22,297
	AllianceBernstein Funds	Alliance Bernstein Small Cap Value Fund	1,110	16,565
	American Funds Group	AMCAP Fund Inc. Class A Fund	2,099	35,364
	American Funds Group	American Balanced Fund Class A	7,482	129,358
	American Funds Group	American High Income Fund Class A	258	3,179
	American Funds Group	American Mutual Fund Inc. Class A	1,220	29,740
	Artisan Funds	Artisan International Fund	585	11,066
	Calamos Funds	Calamos Convertible Growth and Income Fund	2,196	60,992
	Calamos Funds	Calamos Growth Fund	4,750	212,725

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

				(e)
	(b)	(c)		Current
(a)	Identity of Issuer or Borrower	Description of Investment	Shares Held	Value
	American Funds Group	Capital Income Builder Fund	114	5,470
	American Funds Group	Capital World Growth	822	24,559
	Columbia Funds	Columbia Acorn Fund Class A	570	12,653
	Columbia Funds	Columbia Small Cap Fund Class A	138	2,346
	Credit Suisse	Credit Suisse Small Cap Value Fund	360	7,399
	Davis Funds	Davis New York Venture Fund	96	2,633
	Delaware Investments	Delaware Real Estate Trust Fund	73	1,314
	Delaware Investments	Delaware Technology & Innovation Fund	4,237	7,373
	Dreyfus	Dreyfus Index Fund	428	13,889
	Eaton Vance Group	Eaton Vance Worldwide Health Fund	1,088	10,854
	American Funds Group	EuroPacific Growth Fund	163	4,935
	Excelsior Funds	Excelsior Funds Value Fund	129	4,632
	Federated Investors	Federated Capital Appreciation Fund	711	16,969
	First Eagle	U.S. Value Fund Class A	822	10,635
	Franklin Templeton Investments	Franklin Income Fund	18,036	43,468
	Franklin Templeton Investments	Franklin Custodial Utilities Fund	1,163	10,944
	Franklin Templeton Investments	Franklin Custodial Growth Fund	711	21,631
	Franklin Templeton Investments	Franklin Custodial US Government Fund	1,139	7,688
	Franklin Templeton Investments	Franklin Equity Capital Growth	4,414	45,772
	Franklin Templeton Investments	Franklin Gold Fund	6,776	131,665
	Franklin Templeton Investments	Franklin High Income Fund	34,854	72,845
	Franklin Templeton Investments	Franklin Global Long-Short Fund Class A	374	4,161
	Franklin Templeton Investments	Franklin Convertible Securities Fund Class	771	11,322
	Franklin Templeton Investments	Franklin Equity Income Fund Class A	151	2,912
	Franklin Templeton Investments	Franklin Rising Dividends Fund Class A	3,352	99,426
	Franklin Templeton Investments	Franklin Real Estate Securities Fund	5,447	117,107
	Franklin Templeton Investments	Franklin Small Mid Cap Fund	656	19,811

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

				(e)
	(b)	(c)		Current
(a)	Identity of Issuer or Borrower	Description of Investment	Shares Held	Value
	Franklin Templeton Investments	Franklin Global Health Care Fund Class A	1,635	31,247
	Franklin Templeton Investments	Franklin Global Communication Fund	829	6,451
	Franklin Templeton Investments	Biotech Discovery Fund	113	5,438
	Franklin Templeton Investments	Franklin Templeton Moderate Target Fund	714	8,381
	Franklin Templeton Investments	Franklin Balance Sheet Investment Fund	24	1,122
	Franklin Templeton Investments	Franklin Small Cap Fund Class A	67	2,039
	American Funds Group	Fundamental Investors Fund	1,690	48,744
	GE Funds	GE Small Cap Value Fund Class A	1,804	26,122
	Gabelli Funds	Gabelli Gold Fund	12,076	219,535
	Gabelli Funds	Gabelli Asset Fund	456	16,527
	American Funds Group	Growth Fund of America	3,458	84,869
	John Hancock Funds	John Hancock Financial Industries Fund	8,822	154,023
	John Hancock Funds	John Hancock High Yield Fund Class A	1,414	7,497
	John Hancock Funds	John Hancock High Income Fund Class A	605	6,159
	John Hancock Funds	John Hancock Health Sciences Fund	62	2,637
	Oakmark Funds	Oakmark Investments Fund	1,020	38,282
	Oakmark Funds	Oakmark International Investments Fund	533	9,596
	Oakmark Funds	Oakmark Equity Income Fund	941	20,713
	ING Funds	ING Mid Cap Value Fund Class A	753	8,361
	ING Funds	ING Russia Fund	1,617	35,058
	American Funds Group	Income Fund of America	1,380	23,712
	American Funds Group	Investment Company of America Fund	1,675	48,319
	Janus	Janus Mid Cap Value Fund	551	11,244
	John Hancock Funds	John Hancock Technology Fund	2,633	10,215
	Kelmoore Funds	Kelmoore Strategy Eagle Fund Class A	4,287	7,717
	Lord Abbett Family of Funds	Lord Abbett Mid-Cap Value A Fund	1,131	21,297

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

				(e)
	(b)	(c)		Current
(a)	Identity of Issuer or Borrower	Description of Investment	Shares Held	Value
	Lord Abbett Family of Funds	Lord Abbett Affiliated Fund	182	2,471
	MFS Family of Funds	MFS Mid Cap Growth Fund	894	6,986
	Matthews Funds	Matthews Pacific Tiger Fund	873	11,475
	Matthews Funds	Matthews Asian Growth & Income Fund	462	6,391
	Matthews Funds	Matthews Japan Fund	998	13,187
	Matthews Funds	Matthews Asian Technology Fund	650	3,138
	The Munder Funds	Munder Healthcare Fund Class A	344	7,287
	The Munder Funds	Munder Future Technology Fund Class A	6,564	25,402
	The Munder Funds	Munder Micro Cap Equity Fund Class A	41	1,362
	The Munder Funds	Munder Small Cap Value Fund Class A	159	3,437
	The Munder Funds	Munder NetNet Fund Class A	1,004	16,822
	The Munder Funds	Munder Power Plus Fund Class A	1,739	15,200
	Navellier Performance Funds	Navellier Aggressive Growth Fund	467	5,500
	Navellier Performance Funds	Navellier Mid Cap Growth Fund Class A	572	13,034
	American Funds Group	New Perspective Fund	683	16,718
	One Group	One Group Ultra Short Term Bond Fund	5,049	50,139
	Oppenheimer Funds	Oppenheimer Enterprise Fund Class A	183	2,140
	Oppenheimer Funds	Oppenheimer Main Street Fund Class A	2,051	67,269
	Oppenheimer Funds	Oppenheimer Quest Balanced Value Fund	336	5,492
	Oppenheimer Funds	Developing Markets Fund Class A	175	3,612
	PBHG Funds	PBHG Clipper Focus Fund	1,016	16,762
	PIMCO Funds	PIMCO PEA Renaissance Fund Class A	3,093	71,252
	PIMCO Funds	PIMCO Total Return Fund Class A	143	1,535
	PIMCO Funds	PIMCO Real Return Fund Class A	6,546	73,642
	PIMCO Funds	PIMCO Short Term Fund Class A	455	4,567
	Parnassus Funds	Parnassus Equity Income Fund	337	8,089
	PIMCO Funds	PIMCO Commodity Real Return Fund	1,767	24,070

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

				(e)
	(b)	(c)		Current
(a)	Identity of Issuer or Borrower	Description of Investment	Shares Held	Value
	Putnam Funds	Putnam International Opportunity Fund	1,214	12,536
	N/I Numeric Investors Funds	Numeric Investors Small Cap Value Fund	558	10,714
	N/I Numeric Investors Funds	N/I Numeric Investors Growth Fund	795	10,548
	RS Funds	RS Diversified Growth Fund	92	2,046
	Royce Funds	Royce Opportunity Fund	919	11,151
	Royce Funds	Royce Total Return Fund	1,079	11,535
	Rydex Funds	Rydex Venture 100 Fund Class H	5,981	159,039
	Rydex Funds	Rydex Velocity 100 Fund Class H	28,431	563,212
	Rydex Funds	Rydex Tempest 500 Fund	3,658	192,635
	Rydex Funds	Rydex Titan 500 Fund	1,178	38,204
	Rydex Funds	Rydex Large Cap Japan Fund	386	11,524
	Rydex Funds	Rydex Telecommunications Fund	3,688	52,291
	Rydex Funds	Rydex Juno Fund	3,170	66,601
	Scudder Funds	Scudder Japanese Equity Fund	1,503	14,955
	Scudder Funds	Scudder Technology Fund	230	2,551
	Selected Funds	Selected American Shares Fund	144	4,768
	Seligman Group	Seligman Communications Fund	857	19,705
	Tamarack Funds	Tamarack Micro Cap Value Fund Class S	804	13,895
	American Funds Group	Small Cap World Fund	136	3,646
	Sun America Funds	Sun America Focused 2000 Growth Fund	956	14,370
	Sun America Funds	Sun America Focused Growth & Income Fund	85	1,333
	Sun America Funds	Sun America Focused 2000 Value Fund	630	12,232
	Sun America Funds	Sun America Focused Large Cap Growth Fund	913	15,884
	Sun America Funds	Sun America Focused Multi Cap Value Fund	659	12,015
	Turner Investment Partners	Turner Small Cap Value Fund	306	6,873
	Franklin Templeton Investments	Templeton Developing Markets Fund	10,413	156,098
	Franklin Templeton Investments	Templeton World Fund	11,392	192,186

The H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

				(e)
	(b)	(c)		Current
(a)	Identity of Issuer or Borrower	Description of Investment	Shares Held	Value
	Franklin Templeton Investments	Templeton Foreign Fund	24,052	255,913
	Franklin Templeton Investments	Templeton Growth Fund	1,495	30,905
	Franklin Templeton Investments	Templeton Global Opportunity Fund	3,866	53,388
	Franklin Templeton Investments	Templeton Global Bond Fund	4,803	49,034
	Scudder Investments	Scudder Tax Advantage Dividend Fund	480	5,368
	Van Eck Funds	Van Eck International Investors Gold Fund	492	5,723
	Vanguard Group	Vanguard Health Care Fund	229	27,584
	Vanguard Group	Vanguard Explorer Fund	160	10,480
	Vanguard Group	Vanguard Institutional Index 500	19	1,919
	Vanguard Group	Vanguard Index Small Cap Fund	90	2,033
	The World Fund	Vontobel Eastern European Equity Fund	765	9,818
	Delaware Investments	Delaware Select Growth Fund Class A	302	6,319
	American Funds Group	Washington Mutual Investment Fund	2,438	70,171
	The Reserve Funds	Reserve Funds Primary Fund	1,040,944	1,040,944

				6,721,478
*	Plan participants	Participant Loans, Interest range: 3.7% to 10.5%		7,242,971

Total investments				$358,166,608

Column (d) omitted as cost information is not required for participant directed assets.

*       Indicates party-in-interest to the Plan.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R Block Retirement Savings Plan
Date June 28, 2004	By:	/s/ Melanie K. Coleman
Melanie K. Coleman
Corporate Controller H&R Block, Inc.

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Independent Registered Public Accounting Firm.